Exhibit 99
Seabridge Gold Inc.

News Release

Trading Symbols:	TSX-V: SEA AMEX: SA	FOR IMMEDIATE RELEASE October 10, 2006

Seabridge Drilling Expands Courageous Lake Gold Deposit
Further Mineralization Found in Western Part of Projected Pit

Toronto, Canada… Ten holes drilled this summer to the west of the FAT deposit’s main gold zones have confirmed and delineated new mineralized structures which are likely to extend the project’s expected mine life. The FAT deposit is located within Seabridge Gold’s 100% owned Courageous Lake Project in Canada’s Northwest Territories. Resource Modeling Inc. (“RMI”) has been commissioned to prepare an updated resource estimate incorporating the drill results from 2005 and 2006 under National Instrument 43-101 guidelines.

The recently completed summer program was primarily dedicated to drill testing several gold zones to the west of the FAT deposit. Ten drill holes totaling 2,908.8 meters were located to off-set previous drill hole intersections of undefined mineralization that had not been incorporated into the 2004 resource model. Results from the 2005-2006 drilling campaigns have helped to delineate the strike and dip projections of these mineralized structures. Based on the new drilling information, new mineral domains have been interpreted in these areas. These domains will enable previously defined waste material to be re-classified as resources. In addition, these new mineralized domains should allow for a larger pit design which could access deeper and higher grade known resources which were not incorporated in the open pit used in the 2005 Preliminary Assessment (see news release dated September 21, 2005). All ten holes were drilled at inclinations ranging from minus 55 to minus 70 degrees. As the drill holes were designed to intersect the mineralization perpendicular to the zone, true widths of these intercepts are believed to be as reported in the table below.

Drill Hole ID	Section Line (mine grid)	From	To	Length	Au g/t
CL-068	4250N	197.66	209.50	11.84	11.08
CL-070	4350N	223.50	230.60	7.10	0.71
CL-072	4900N	371.75	374.75	3.00	0.95
CL-073	5200N	295.50	307.12	11.62	1.17
CL-074	5000N	83.14	85.64	2.50	2.64
		207.00	225.00	18.00	1.01
		232.23	235.00	2.77	1.19
CL-075	5150N	No significant assays
CL-076	4800N	63.00	69.73	6.73	1.42
CL-077	4800N	187.41	199.50	12.09	1.07
CL-078	4600N	3.07	51.50	48.43	2.29
		237.00	245.00	8.00	1.67
CL-079	4800N	No significant assays

________________________________________________________

172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3 Canada
Telephone: (416) 367-9292      Facsimile: (416) 367-2711      www.seabridgegold.net

In addition to the 10 holes drilled to the west of the FAT deposit, three holes (CL-067, 069, 071) were drilled well to the north of the FAT deposit on Section Line 6200N. These holes failed to intersect a further northern extension of the FAT deposit’s main gold zones.

The most recent resource estimate for the FAT deposit was completed in December 2004. Since that time Seabridge has drilled 53 core holes totaling 15,722 meters. The results have led to significant revisions to the resource domains and generated better controls on the distribution of higher grade mineralization within the deposit. The attached plan outlines the new resource domains that have been delineated since 2004.

Seabridge President and CEO Rudi Fronk noted that “our main objective for the 2005 and 2006 programs was to extend mine life beyond the projected 8.5 years set out in the 2005 Preliminary Assessment. Once RMI has completed a new resource model, we will generate a new pit design and mine plan. We are confident that both the total resource and the projected mine life will increase.”

Seabridge’s Courageous Lake Project covers 53 kilometers of the Matthews Lake Greenstone Belt which hosts the 2 kilometer long FAT deposit. As of December 2004, the FAT deposit contains an estimated 3.72 million ounces in the measured and indicated categories (50.4 million tonnes grading 2.30 grams of gold per tonne) plus an additional estimated 5.23 million ounces in the inferred category (77.4 million tonnes grading 2.10 grams of gold per tonne).

Exploration activities at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Seabridge utilizes Acme Laboratories, located in Vancouver B.C., for all of its initial analytical work. Samples are prepared at Acme’s Yellowknife prep facility and then shipped to their Vancouver facility for fire assaying. A rigorous quality control/quality assurance protocol was used on this program including blank and reference standards in every batch of assays, along with the submission of duplicates and duplicate pulps at regular intervals.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2005 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

    ON BEHALF OF THE BOARD
    "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net Email: info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Updated Mineralization Domains for FAT Deposit

Plan View of FAT Deposit: Zones in solid color are the resource domains used in the 2004 resource model. Zones in cross-hatch are the additional domains identified in 2005 and 2006 which will be incorporated into the new resource model. Red line represents the original limit of the pit as defined in the 2005 Preliminary Assessment.

SEABRIDGE GOLD INC.	OCTOBER 2006